EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies announces the first interim dividend of €0.79/share for fiscal year 2024, an increase close to 7% compared to 2023

On April 25, 2024, the Board of Directors of the Company (the “Board of Directors”) met, under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided the distribution of a first interim dividend of 0.79 €/share for fiscal year 2024, an increase of 6.8% compared to the three interim dividends paid for fiscal year 2023 and identical to the final ordinary dividend for fiscal year 2023. This increase is in line with the shareholder return policy confirmed by the Board of Directors in February 2024.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	American Depositary Shares holders
Ex-dividend date	September 25, 2024	September 24, 2024

Payment date	October 1, 2024	October 11, 2024

TotalEnergies and Vanguard Renewables, a Portfolio Company of BlackRock’s Diversified Infrastructure Business, Join Forces to Develop Renewable Natural Gas in the United States

On April 24, 2024, TotalEnergies, a global integrated energy company, and Vanguard Renewables, a U.S. leader in farm-based organics-to-renewable natural gas production and a portfolio company of a fund managed by BlackRock’s Diversified Infrastructure business, have signed an agreement to create an equally owned joint venture to develop, build, and operate Farm Powered® renewable natural gas (RNG) projects in the United States. The signing took place in New York on April 12th 2024 in the presence of Patrick Pouyanné, Chairman and CEO of TotalEnergies and Larry Fink, Chairman and CEO of BlackRock.

TotalEnergies and Vanguard Renewables are expected to advance 10 RNG projects into construction over the next 12 months, with a total annual RNG capacity of 0.8 TWh (2.5 Bcf). The three initial projects in this agreement are currently under construction in Wisconsin and Virginia, each with a unit capacity of nearly 75 GWh (0.25 Bcf) of RNG per year.

Beyond these first 10 projects, the partners will consider investing together in a potential pipeline of about 60 projects across the country for a total capacity of 5 TWh (15 Bcf) per year.

Vanguard Renewables, a key RNG player in the United States.

Headquartered near Boston, Massachusetts, Vanguard Renewables was founded in 2014 and has a workforce of approximately 260. The company currently operates 17 organics-to-renewable energy facilities with an annual capacity of more than 440 GWh (1.5 Bcf) of RNG. Looking beyond 2024, Vanguard Renewables plans to commission over 100 RNG projects by the end of 2028. I

In July 2022, Vanguard Renewables was acquired by BlackRock, through a fund managed by its Diversified Infrastructure business (“BlackRock”). BlackRock has partnered with Vanguard Renewables’ management team to build upon the company’s market-leading track record to drive the next phase of its growth to support the nationwide expansion of its anaerobic digester projects from coast to coast. BlackRock will remain the majority shareholder of Vanguard Renewables.

TotalEnergies and Vanguard Renewables, a robust partnership.

The joint-venture will benefit from the expertise of both companies:

•              Thanks to its experienced teams and development platform, Vanguard Renewables will contribute to the JV its ready-to-build projects at scale. It will also manage feedstock supply, the assets, operations, and renewable natural gas sales.

•              Leveraging its strong position in the European market, especially in France and Poland, TotalEnergies will bring to the JV its industrial expertise, providing technical support on the design and engineering of the facilities, and on the plant’s operational performance.

TotalEnergies and Vanguard Renewables will market the RNG through long-term purchase agreements with buyers actively engaged in decarbonization of their industrial processes.

Transforming food waste and decarbonizing the production of major US brands.

The first 10 projects are based on a model of waste materials recovery from the food and beverage industries, supplemented with dairy manure from dairy farms. The anaerobic digesters will be built on the dairy farms themselves, which will then recover and manage the digestate (a byproduct of the anaerobic digestion process) as a low-carbon and nutrient dense fertilizer.

To feed its digesters, Vanguard Renewables has established a major network of leading food industry brands across the US and the groundbreaking Farm Powered Strategic Alliance, which gives Alliance members preferred access to recycle their organic waste generated from manufacturing or retail activities and the potential opportunity to purchase the renewable energy generated at a Vanguard Renewables’ facility. The Alliance’s members include multi-national corporations across several verticals, including leading food, beverage, and pharmaceutical manufacturers.

In anticipation of the Company’s growing portfolio of anaerobic digesters Vanguard Renewables has expanded its food and beverage diversion services and its organics solutions team to provide service throughout the contiguous United States. The transaction completion is subject to customary conditions precedent.

Republic of Congo: TotalEnergies increases its interest in giant field Moho and divests two mature assets

On April 24, 2024, – TotalEnergies announces that its 85%-owned affiliate, TotalEnergies EP Congo, signed an agreement with Trident Energy combining the acquisition of an additional 10% interest in the Moho license from Trident Energy and the sale to Trident Energy of its 53.5% interest in the Nkossa and Nsoko II licenses.

Moho is a deep-offshore field located 80 kilometers off the coast of Pointe Noire and operated by TotalEnergies EP Congo. Production increased significantly in 2017 with the startup of the Moho Nord project. Production facilities include two Floating Production Units (FPU), Alima and Likouf, combining for a current output of around 100 kboe/d (100%).

Nkossa and Nsoko II are two offshore fields located 70 kilometers off the coast. Starting respectively in 1996 and 2006, they are mature oil fields currently producing a combined 15 kboe/d (100%).

After completion of these transactions, which are subject to customary conditions precedent, in particular regulatory approvals, and to the completion of Trident Energy’s acquisition of Chevron Congo, TotalEnergies EP Congo is expected to hold a 63.5% operated interest in the Moho license alongside Trident Energy (21.5%) and the Société Nationale des Pétroles du Congo (SNPC, 15%). Trident Energy will hold a 85% operated interest in the Nkossa and Nsoko II licenses alongside SNPC (15%).

TotalEnergies signs an agreement in view of acquiring the remaining 50% of SapuraOMV, a significant Upstream Gas Operator in Malaysia

On April 22, 2024, TotalEnergies signed an agreement with Sapura Upstream Assets Sdn Bhd (SUA) to acquire its 50% interest in Malaysian independent gas producer and operator SapuraOMV Upstream Sdn (SapuraOMV) for a consideration of $530 million, subject to closing adjustments. Closing is expected in the second half of 2024.

This agreement follows a first agreement signed with OMV on January 31st, 2024, for the acquisition of its 50% interest in SapuraOMV.

After completion of both transactions, which are subject to some conditions precedent, in particular regulatory approvals, TotalEnergies is expected to own 100% of SapuraOMV.

Oman: TotalEnergies launches the Marsa LNG project and deploys its multi-energy strategy in the Sultanate of Oman

On April 21, 2024, during a visit in Muscat, Patrick Pouyanné, Chairman and CEO of TotalEnergies met with His Majesty Sultan Haitham bin Tariq Al Said and His Excellency Eng. Salim bin Nasser Al Aufi, Minister of Energy & Minerals, to reaffirm the long-term partnership between TotalEnergies and the Sultanate of Oman.

On the occasion of this visit, Patrick Pouyanné and Mr. Mulham Basheer Al Jarf, Chairman of OQ, the Oman National Oil Company, announced the Final Investment Decision (FID) of the Marsa LNG project.

TotalEnergies signed a Sale and Purchase Agreement with Oman LNG to offtake 0.8 Mtpa of LNG for ten years from 2025, making the Company one of the main offtakers of Oman LNG's production.

Finally, TotalEnergies (49%) and OQ Alternative Energy (51%) have confirmed being at an advanced stage of discussions to jointly develop a portfolio of up to 800 MW, including the 300 MWp solar project that will supply Marsa LNG

Through their joint company Marsa Liquefied Natural Gas (“Marsa”), TotalEnergies (80%) and OQ (20%) launch the integrated Marsa LNG project which combines:

•              upstream gas production: 150 Mcf/d of natural gas, coming from the 33.19% interest held by Marsa in the Mabrouk North-East field on onshore Block 10, which is expected to provide the required feedstock for the LNG plant. Block 10 production started in January 2023 and reached plateau in April 2024. The FID allows Marsa LNG to extend its rights in Block 10 until its term in 2050.

•              downstream gas liquefaction: a 1 Mt/y capacity LNG liquefaction plant is expected to be built in the port of Sohar. The LNG production is expected to start by first quarter 2028 and is primarily intended to serve the marine fuel market (LNG bunkering) in the Gulf. LNG quantities not sold as bunker fuel are expected to be off-taken by TotalEnergies (80%) and OQ (20%).

•              renewable power generation: a dedicated 300 MWp PV solar plant is expected to be built to cover 100% of the annual power consumption of the LNG plant, allowing a significant reduction in greenhouse gas emissions.

The Marsa LNG plant is expected to be 100% electrically driven and supplied with solar power, positioning the site as one of the lowest GHG emissions intensity LNG plants ever built worldwide, with a GHG intensity below 3 kg CO2e/boe (for reference, the average emission intensity of LNG plants is around 35 kg CO2e/boe - this represents a reduction in emissions of more than 90%).

The main Engineering, Procurement and Construction contracts have been awarded to Technip Energies for the LNG plant and to CB&I for the 165,000 m3 LNG tank.

The Marsa LNG project is expected to generate long-term employment opportunities and significant socio-economic benefits for the city of Sohar and the region.

The ambition of the Marsa LNG project is to serve as the first LNG bunkering hub in the Middle East, showcasing an available and competitive alternative marine fuel to reduce the shipping industry's emissions.

Algeria: TotalEnergies expands its partnership with SONATRACH in Timimoun region and in the marketing of LNG

On April 8, 2024, TotalEnergies and SONATRACH signed a Memorandum of Understanding with the aim of concluding a hydrocarbon contract in the north-east Timimoun region, under the aegis of Law n°19-13 governing hydrocarbon activities.

This Memorandum of Understanding outlines the realization of a work program for the appraisal and development of gas resources in the North-East Timimoun region, in synergy with existing processing facilities for production from the Timimoun field, to reduce costs and emissions.

Earlier in 2024, TotalEnergies and SONATRACH have extended their cooperation in the field of liquefied natural gas (LNG) by extending their contractual relationship until 2025. In 2025, SONATRACH is thus expected to deliver two million tonnes of LNG to TotalEnergies at the port of Fos-Cavaou, near Marseille, which is expected to contribute directly to the security of energy supply in France and Europe.

United States: TotalEnergies expands its natural gas production in Texas

On April 8, 2024, TotalEnergies agreed to acquire the 20% interest held by Lewis Energy Group in the Dorado leases operated by EOG Resources (80%) in the Eagle Ford shale gas play, increasing its natural gas production capacity in Texas and further strengthening its business integration in the U.S. LNG value chain.

Located in Texas, the Dorado field is expected to allow TotalEnergies to increase its net U.S. natural gas production by 50 million cubic feet a day (Mcf/d) in 2024, with the potential for an additional 50 Mcf/d by 2028. The field has an emission intensity of around 10 kg CO2e/boe. In 2023, TotalEnergies’ net U.S. natural gas output reached around 340 Mcf/d (450 Mcf/d technical production).

With over 10 million tons (Mt) in 2023, TotalEnergies is a leading exporter of U.S. LNG, thanks to its 16.6% stake in the Cameron LNG plant in Louisiana and several long-term purchasing agreements. The Company’s LNG export capacity is expected to reach 15 Mt/y by 2030 following the start-up of the first phase of the Rio Grande LNG project in Texas, currently under construction.

Joint statement of the independent state of Papua New Guinea and TotalEnergies

On April 8, 2024, James Marape, the Prime Minister of Papua New Guinea and Patrick Pouyanné, Chairman and CEO of TotalEnergies, met together to discuss the status of the Papua LNG project.

On this occasion, Patrick Pouyanné reaffirmed to the Prime Minister that TotalEnergies, operator of the project, and its international partners ExxonMobil, Santos, JX Nippon, are working on thePapua LNG project.

The project is expected to review the structure of some packages and open the competition to an enlarged panel of Asian contractors. As a consequence, FID of Papua LNG project is now expected in 2025.

The Prime Minister and Patrick Pouyanné agreed that this slight delay would not affect the early works planned in Papua New Guinea in 2024 and that the project is expected to maintain its full support to local population of Gulf Province. This demonstrates the commitment of TotalEnergies to the well-being of the people of Papua New Guinea.

Moreover, Patrick Pouyanné announced that TotalEnergies intends to drill the first deepwater exploration well on the PPL 576 license in 2025.

TotalEnergies launches new battery storage project in Belgium

On April 3, 2024, on the occasion of Belgian Energy Minister Tinne Van der Straeten's visit to TotalEnergies' Antwerp refinery battery storage project, the Company announced the development in Belgium of a second similar project.

The new project is expected to be developed on the site of TotalEnergies’ depot in Feluy. It is expected to have a power rating of 25 MW and capacity of 75 MWh, thanks to the forty Intensium Max High Energy lithium-ion containers supplied by Saft. Start-up is expected at the end of 2025.

These two projects, which represent a global investment of nearly €70 million, is expected to bring TotalEnergies' storage capacity in Belgium to 50 MW / 150 MWh.

These battery storage sites play a key role in the resilience of the electricity system, providing flexibility and helping solve grid congestion problems. They also encourage the growth of renewable energies in the country, which require solutions like these to compensate for their intermittency.

In Belgium, TotalEnergies is a major player along the entire electricity value chain. As an electricity supplier, the Company has a portfolio of 900,000 customers.

As an electricity producer, TotalEnergies relies in particular on the Marchienne-au-Pont CCGT power plant (430 MW), the Plate-Taille hydroelectric storage (140 MW), and an offshore wind farm located in the Belgian North Sea (300 MW). TotalEnergies is also developing solar and onshore wind projects, with a portfolio of 300 MW.

In electric mobility, TotalEnergies already has more than 10,000 charging points in operation (35% on roads, 20% at private homes and 45% in offices) throughout the country. TotalEnergies operates recharging points in major cities such as Antwerp, Brussels and Ghent.

TotalEnergies releases its Universal Registration Document 2023 (Document d’enregistrement universel 2023) and its 2023 Form 20-F, as well as the proposed resolutions for the Combined Shareholders’ Meeting of May 24, 2024

On March 29, 2024, the Document d’enregistrement universel of TotalEnergies SE for the year 2023 was filed with the French Financial Markets Authority (Autorité des marchés financiers). It can be consulted and downloaded from the Company’s website (totalenergies.com/investors/publications-and-regulated-information/regulated-information/annual-financial-reports). The English translation of the Document d’enregistrement universel (Universal Registration Document) is also available on the Company’s website under the same heading.

The following documents are included in the Document d’enregistrement universel:

-              the 2023 annual financial report,

-              the Board of Directors’ report on corporate governance required under Article L. 225-37 of the French Commercial Code,

-              the description of the share buy-back program,

-              the report on the payments made to governments required under Article L. 22-10-37 of the French Commercial Code, and

-              the reports from the statutory auditors.

TotalEnergies SE’s Form 20-F for the year ended December 31, 2023 was filed with the United States Securities and Exchange Commission (SEC) on March 29, 2024. It can be consulted and downloaded from the Company’s website (totalenergies.com/investors/publications-and-regulated-information/regulated-information/annual-financial-reports) or from the SEC’s website (sec.gov).

Printed copies of the Document d’enregistrement universel, Universal Registration Document and Form 20-F are available free of charge at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

In addition, in preparation for the Combined Shareholders’ Meeting to be held on May 24, 2024, the proposed resolutions are available on the Company’s website (totalenergies.com, under the heading investors/shareholders-meetings).

TotalEnergies celebrates its 100th anniversary and launches the operation "100 for 100"

On March 29, 2024, to mark its 100th anniversary, TotalEnergies announced three initiatives for its customers in France and its employees around the world.

In France, TotalEnergies offered €100 to the first 100,000 new customers signing up to one of TotalEnergies’ classic electricity offers (fixed tariff deals excepted) after March 29, 2024. The eligible offers are "Heures Éco", "Heures Eco+", "Spéciale" and "Charge´Heures". The €100 is expected to be credited to the customer’s account after six months.

TotalEnergies also offered €100 to the first 100,000 individual (non-business) customers with a Club TotalEnergies card who spend at least €1,000 on fuel in 2024, starting on March 29, 2024. The €100 is expected to be credited to the Club card during the month following achievement of the €1,000.

TotalEnergies is planning to allocate 100 TotalEnergies shares to the 100,000 employees of the Company worldwide. This grant, subject to a presence condition of 5 years, will be submitted to the next meeting of the Board of Directors.

March 28, 1924: TotalEnergies is 100!

On March 28, 2024, TotalEnergies’ 100,000 employees in 120 countries worldwide were pleased and proud to celebrate the 100th anniversary of the Company’s creation. TotalEnergies’ 100-year history tells the story of the world and energy, from the 1920s to the present day.

Over the years, TotalEnergies has continuously pushed back the boundaries – both technical and geographical – while also adapting to changing needs and customer expectations. This is how the Company accompanied the remarkable progress and development that took place in modern society during the 20th century. TotalEnergies also acquired additional expertise and experience by teaming up with Petrofina and Elf-Aquitaine, and more recently with Maersk Oil, Saft or Direct Energie.

TotalEnergies is currently the world’s third-largest player in LNG. And in electricity, it are one of the most dynamic solar and wind power developers in the world.

Since 2020, TotalEnergies has been resolutely implementing a transition strategy anchored around two pillars: hydrocarbons (including LNG) and electricity. The Company’s objective is to successfully achieve itstransition and support its customers with theirs. Our challenge is to supply the world with the affordable energy required for its development while also reducing emissions. That is the "just, orderly and equitable" transition called for by COP28. Drawing on the pioneer spirit that guides us, TotalEnergies is expected to continue to adjust and adapt as needed to be part of the story of energy for another 100 years!

China: TotalEnergies and SINOPEC join forces to produce sustainable jet fuel at a SINOPEC's refinery

On March 26, 2024, TotalEnergies and China Petroleum and Chemical Corporation (“SINOPEC”) signed a Heads of Agreement (HoA) to jointly develop a Sustainable Aviation Fuel (SAF) production unit at a SINOPEC's refinery in China.

The planned unit, jointly owned by SINOPEC and TotalEnergies is expected to have the capacity to produce 230,000 tons of SAF per year, and process local waste or residues from the circular economy (cooking oils and animal fats).

SINOPEC has developed its own SAF production technology, called SRJET. TotalEnergies, already one of Europe's leading SAF producers, is expected to bring its experience and expertise in the technical, operational and distribution fields.

France: TotalEnergies ranks first in latest national tender for rooftop solar projects

On March 25, 2024, TotalEnergies strengthened its position as the market leader in rooftop solar installations in France by ranking first in the latest call for tenders issued by the French Energy Regulatory Commission (CRE), winning more than 80 MWp or 22% of the capacity awarded.

This new success strengthens TotalEnergies’ position as one of the major developers in France for solar installations on rooftops with a capacity exceeding 500 KWp. This includes installations such as building rooftops, greenhouses, warehouses, canopies and agrivoltaic shades.

By solarizing its B2B customers’ sites, TotalEnergies supports the energy transition of businesses across various sectors. TotalEnergies sells renewable electricity to its customers, which is generated on their own sites, allowing them to significantly reduce their electricity bills while reducing their carbon footprint.

Denmark: TotalEnergies restarts gas production at the Tyra offshore hub after a major redevelopment

On March 22, 2024, TotalEnergies announced the restart of production from the Tyra hub in the Danish North Sea, after the completion of a major redevelopment project of this hub. At plateau, the Tyra hub is expected to produce 5.7 million cubic meters of gas and 22,000 barrels of condensate per day, once again making Denmark self-sufficient and a net exporter of natural gas. TotalEnergies operates the Tyra field on behalf of Danish Underground Consortium, a partnership between TotalEnergies (43.2%), BlueNord (36.8%) and Nordsøfonden (20%).

Discovered in 1968 by Maersk Oil, Tyra is located 225 kilometres west of the coast of Esbjerg. In September 2019, gas production was suspended to enable the redevelopment of Tyra. Following the decommissioning of the previous Tyra facilities, 8 new platform topsides, 2 jackets and 6 bridges were installed. As part of this redevelopment project, 98.5% of the materials recovered from the retired installations have been reused or recycled.

Gas from the Tyra hub is delivered to Europe through two export pipelines to Nybro in Denmark and Den Helder in the Netherlands.

Care Together by TotalEnergies: TotalEnergies strengthens its common social protection base for all employees worldwide

On March 21, 2024, Care Together by TotalEnergies, a worldwide program, reflected TotalEnergies' commitment to social responsibility towards its employees. In addition to commitments specific to each affiliate, TotalEnergies aims to comply with high social standards for all its employees worldwide, regardless of the legislation in force in any given country.

Care Together by TotalEnergies thus contributes to the Company's ambition to develop a culture that fosters sustainable development for the benefit of the women and men of the Company, and in particular the well-being of its employees.

This program is based on concrete measures revolving around four pillars: social protection, health, the family sphere and working conditions.

▪             Social protection: the Company helps ensure that its employees, wherever they are located, benefit from a social protection net by ensuring that they are covered by:

▪             an adequate and reliable health insurance plan, and

▪             a death benefit plan that is equal to at least two years of the gross reference salary.

▪             Health: In order to protect its employees’ physical and mental health, a biennial health check-up is offered to all employees and a global prevention program for psychosocial risks has been put in place.

▪             Family: In line with a neutral definition of the family, the Company provides a childcare leave of at least fourteen weeks to the primary parent at full basic pay and two weeks to the secondary parent. The Company also undertakes to grant the first parent, when returning from childcare leave, an increase equal to the average of individual increases received over the last three years.

▪             Working environment and conditions: TotalEnergies promotes modern and attractive working conditions by adopting flexible working hours with clear rules, empowering its employees to take responsibility for the way they manage working from home as part of their day-to-day activities while fostering collective intelligence, delivering on their objectives, and working with their manager and teams. In its desire to innovate, TotalEnergies has been implementing Green Fridays since January 2023. This innovation liberates employees from any collective meetings scheduled by management every other Friday and allows them to organize their work.

TotalEnergies publishes its Sustainability & Climate – 2024 Progress Report, which will be submitted to a consultative vote at the 2024 annual shareholders’ meeting

On March 20, 2024, TotalEnergies published its Sustainability & Climate – 2024 Progress Report, as pledged by the Board of Directors since 2020.

This report gives an account of the implementation the Company's strategy and the progress made in 2023 with regard to the objectives for 2030, notably its achievements in terms of emissions reductions and its contribution to a just, orderly and equitable energy transition for all its stakeholders.

TotalEnergies thus reaffirms the relevance of its balanced multi-energy strategy combining profitable growth and sustainable development, anchored on two pillars: oil & gas, notably LNG, and electricity, notably renewable, the energy at the heart of the transition. In 2023, like in 2022, TotalEnergies was one of the most profitable majors, with a return on capital employed of 19%, while also being the major that invests the most in the energy transition.

In Oil & Gas, having refocused its portfolio on assets and projects with low breakeven and low greenhouse gas emissions, TotalEnergies intends to produce oil & gas in a responsible manner, as illustrated by its 2023 achievements in emissions reductions:

▪             34% reduction in Scope 1+2 emissions from operated oil & gas facilities compared to 2015,

▪             decrease, to 18 kg CO2e/boe, of the Scope 1+2 emission intensity of upstream oil & gas activities on an equity basis, and

▪             47% reduction in methane emissions on operated facilities in 2023 vs 2020, already among the lowest in the peer group. In order to concretely transcribe its ambition to aim for zero methane emissions, TotalEnergies extends its objective to reduce its methane intensity to <0.1% by 2030 to the entirety of its operated upstream oil & gas facilities – not just its gas facilities.

In gas, energy of the transition that complements the intermittency of renewable energies in electricity generation and represents a virtuous alternative for countries burning coal for their power generation needs, the Company estimates that its LNG sales contributed to avoiding about 70 Mt of CO2e emissions worldwide in 2023.

In electricity, TotalEnergies invested more than $5 billion in 2023 in low-carbon energies, essentially in electricity, contributing to building a profitable and differentiated Integrated Power business, which is expected to both become a cash engine for the Company and reduce the emissions resulting from the use of energy products sold to its clients: the lifecycle carbon intensity of energy products sold by TotalEnergies to its customers for final use was 13% lower in 2023 compared to 2015, and is on track to meet the objective of -25% by 2030.

Thanks to these achievements, TotalEnergies confirms its ambition to become a major player in the energy transition, committed to carbon neutrality in 2050, together with society.

In accordance with the resolution approved by shareholders in May 2023 concerning TotalEnergies' ambition with respect to sustainable development and energy transition toward carbon neutrality, the Board of Directors is expected to report on the progress made in implementing the ambition to the Shareholders’ Meeting. The Board of Directors will submit the Sustainability & Climate – 2024 Progress Report to a consultative vote of shareholders at the meeting of May 24, 2024.

On March 21, 2024, TotalEnergies presented concrete examples of the implementation of its balanced transition strategy during an afternoon of thematic workshops, as part of the rollout of its Sustainability & Climate – 2024 Progress Report.

Following the presentation of TotalEnergies’ results and outlook in relation to its Climate ambition by Aurélien Hamelle, President Strategy & Sustainability, thematic presentations concretely illustrated the progress of the Company regarding climate and sustainability:

▪             Scope 1&2 - Responsibly producing oil & gas on our E&P assets, by Arnaud Le Foll, Senior Vice-President New Business – Carbon Neutrality, Exploration & Production,

▪             Scope 1&2 - Slashing down emissions in our refineries by Jean-Marc Durand, Senior Vice-President Refining & Base Chemicals Europe, Refining & Chemicals,

▪             Customers - Supporting our customers in their decarbonization journey, by Christophe Sassolas, Senior Vice-President OneB2B,

▪             People - Caring for our Employees around the world, by Namita Shah, President OneTech and People & Social Engagement, and Pierre Bang, Senior Vice-President People & Social Engagement,

▪             Our sustainable transition – Uganda zoom, by Mike Sangster, Senior Vice-President Africa, Exploration & Production, and Jean-Philippe Torres, Senior Vice-President Africa, Marketing & Services.

TotalEnergies partners with major international companies to support e-NG development

On March 18, 2024, TotalEnergies joined seven major companies to create an international coalition supporting the development of production and use of e-natural gas (e-NG), a synthetic natural gas produced from renewable hydrogen and CO2.

E-NG can be transported and/or liquefied and then sold like natural gas, using existing infrastructure. It thus can be used by end customers without any adaptation to their facilities, making it a particularly interesting synthetic fuel to support their decarbonization efforts.

TotalEnergies and its partners – Engie, Mitsubishi Corporation, Osaka Gas, Sempra Infrastructure, TES, Tokyo Gas and Toho Gas – are pooling their expertise and efforts to establish the “e-NG Coalition”, whose purpose is to support e-NG development in a reliable, affordable and sustainable way.

The coalition aims to:

▪             promote the use of e-NG and support the emergence of a global market;

▪             foster adequate support by policymakers and harmonization of applicable regulation and standards; and

▪             bolster collaboration between the various stakeholders, along the entire value chain and across all geographies.

TotalEnergies is currently studying the “Live Oak e-NG” project with Tree Energy Solutions (TES), to produce 100,000 to 200,000 tons of e-NG per year in the United States by 2030. The e-NG Coalition is therefore expected to benefit from the expertise. TotalEnergies acquires through this project, as well as its expertise in renewable power generation, large-scale project management, gas liquefaction, and green hydrogen project development.

United States: TotalEnergies acquires Talos Low Carbon Solutions, a pioneer in the growing American carbon storage industry

On March 18, 2024, TotalEnergies signed an agreement to acquire 100% of Talos Low Carbon Solutions (TLCS), an early-mover American company focused on carbon capture and storage.

After completion of the transaction, TotalEnergies is expected to own a 25% share in the Bayou Bend project, alongside Chevron (50%, operator) and Equinor (25%). Bayou Bend project is a major CO2 storage project located along the Texas Gulf Coast, close to the Company’s assets in the region. TotalEnergies is also expected to own a 65% operated interest in the Harvest Bend (Louisiana) project and a 50% interest in the Coastal Bend (Texas) project. With Coastal Bend and Harvest Bend being located farther away from the Company’s other existing assets, TotalEnergies’ intention is to divest its interest in these two projects after closing.

The Bayou Bend project is a carbon transportation and storage solution for industrial emitters located in the Houston Ship Channel and Beaumont – Port Arthur region, one of the largest industrial corridors in the United States. Comprising licenses dedicated to CO2 storage, offshore and onshore, covering about 600 km2, it could enable the storage of several hundred million tons of CO2. Thanks to its location, its size and favorable geological characteristics, Bayou Bend is a world-class opportunity for the development of the CCS business.

Onsite solar generation: TotalEnergies surpasses 1.5 GW of PPAs with 600 B2B customers worldwide

On March 18, 2024, TotalEnergies announced it has reached over 1.5 GW of signed renewable Power Purchase Agreements (PPAs) with over 600 industrial and commercial customers worldwide, for self-consumption on their sites and injection into the grid. Of this 1.5 GW, 1.1 GW is already in operation, producing 1.5 TWh of electricity a year, while 400 MW is expected to be commissioned by year-end of 2024.

By solarizing its customers’ sites, TotalEnergies is expected to support the energy transition of various industries, including agrifood, automotive, cement, digital, manufacturing, metals, mining, retail, and warehousing.

Operating to the high industry standards and in close proximity to its customers, TotalEnergies’ distributed generation solutions are present in over 30 countries across all continents, positioning TotalEnergies as one of the distributed generation players with one of the widest coverage.

Examples of TotalEnergies’ onsite renewable generation projects include:

▪             In the United States, a long-term contract was signed for a solar carport project (12.3 MWp) coupled with battery storage (7.4 MW/24.6 MWh) to supply power to JFK Airport serving New York City.

▪             In Belgium, the construction of a 31 MWp floating photovoltaic (PV) plant for Holcim Belgium to supply decarbonized electricity to the Obourg cement plant.

▪             In Oman, the launch of a 17 MWp single-axis tracker ground-mounted solar facility for Veolia to power the Sharqiyah Desalination Plant.

▪             In Indonesia, the construction of a 43 MWp rooftop solar system, the largest in the country, to power a Gunung Raja Paksi (GRP) steel factory.

TotalEnergies sells renewable electricity generated at its B2B customers sites through long-term PPAs. To this end, the Company develops, finances, builds, and operates solar panels installed on rooftops, carports, and vacant industrial lands.

These solar solutions enable companies to enjoy significant bill savings and predictable electricity prices, while reducing their carbon footprint. Onsite behind-the-meter batteries are also offered as a complement to increase local consumption of solar electricity while providing stabilization services to electricity grid operators.

In addition, TotalEnergies has a wide range of decarbonized energy solutions such as renewable electricity (off-site solar, wind and hydro PPAs), low-carbon fuels (from hydrogen and biogas to Sustainable Aviation Fuel), CO2 capture, storage and use, and electric mobility (including trucks), adapted to over twenty industries.

Convening of the annual shareholders’ meeting on May 24, 2024

On March 13, 2024, the Board of Directors met under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. It decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Company on Friday, May 24, 2024. The Notice of Meeting will be published soon in France's BALO (Bulletin des Annonces Légales et Obligatoires) and will be available on the Company's website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

The directorships of Mr. Patrick Pouyanné, Mr. Jacques Aschenbroich, Mr. Glenn Hubbard as well as of Mrs. Anne-Marie Idrac expire at the end of the Annual Shareholders' Meeting on May 24, 2024.

It is reminded that at its meeting of September 21, 2023, the Board unanimously decided that the renewal of the mandate of Mr. Patrick Pouyanné will be proposed to the Shareholders’ Meeting on May 24, 2024. In the frame of the balanced governance implemented since 2015, it has also unanimously decided to propose the renewal of the mandate of Mr. Jacques Aschenbroich, who has held the position of Lead Independent Director since May 26, 2023.

While reaffirming its support to the quality and the relevance of the strategy implemented since 2020, the Board of Directors considers as appropriate to help ensure the continuity of the Company’s governance and leadership. Since 10 years ago, Patrick Pouyanné has done an extraordinary job leading TotalEnergies in a complex environment, delivering outstanding financial results and engaging the Company in the energy transition more quickly and consistently than its peers. The Board of Directors unanimously looks forward to his continued leadership and his strategic vision to continue TotalEnergies’ transition, with determination and consistency, relying on two pillars: Oil & gas on the one hand, Electricity and Renewables on the other hand. This vision, which creates value in the medium and long term, and this strategic stability are an asset and a differentiating factor for TotalEnergies compared with its peers.

Furthermore, on the proposal of the Governance and Ethics Committee, the Board of Directors decided to submit to the Shareholders’ Meeting on May 24, 2024 the renewal for a period of three years of the directorships of Mr. Glenn Hubbard.

In light of her seniority on the Board of Directors, Mrs. Anne-Marie Idrac will no longer be considered an independent director under the AFEP-MEDEF Code in May 2024 and therefore the renewal of her mandate will not be proposed. The Board of Directors thanks Mrs. Anne-Marie Idrac for her invaluable contribution, in particular within the Governance and Ethics Committee, the Compensation Committee and the Strategy & CSR Committee, from which it will continue to benefit until the end of her mandate.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of Mrs. Marie-Ange Debon as a director for a three-year term.

Mrs. Marie-Ange Debon, a French national, graduated from the French École des hautes études commerciales (HEC) and from the French École nationale de l’administration (ENA) and holds a master’s degree in law. Chairwoman of the Keolis Group Executive Board, she acquired an extensive experience in administration and then in large international groups in the environmental and transport sectors and she will be able in particular to make the Board benefit from her skills in financial, regulatory and governance matters for large companies. Mrs. Marie-Ange Debon indicated that she will not seek the renewal of her mandate as a director in Technip Energies which will expire in May 2024.

At the end of the Shareholder’s Meeting on May 24, 2024, if the proposed resolutions are approved, the Board of Directors will be composed of 14 members representing 7 nationalities. The proportion of independent directors as defined by the AFEP-MEDEF Code will stand at 82%, in line with best standards. The proportion of women and men will be 45% and 55% respectively.

In the context of the resolution approved by shareholders in May 2023 concerning TotalEnergies' ambition for sustainable development and an energy transition towards carbon neutrality, the Board of Directors is expected to report to shareholders on the progress made in implementing this ambition. To this end, the Board of Directors approved the Company's Sustainability & Climate – 2024 Progress Report, which will be presented on March 21, 2024 and submitted to an advisory vote at the Shareholders’ Meeting on May 24, 2024. This report sets out the implementation of the strategy and the progress made in 2023 with regard to the 2030 objectives. In particular, it reports on the results achieved in terms of reducing the Company's emissions and its contribution to a just, orderly and equitable energy transition for all of its stakeholders.

The Board of Directors will also submit to the Shareholder’s Meeting for approval resolutions on the compensation of corporate officers, the appointment of the auditors as sustainability auditors as well as financial resolutions.

South Africa: TotalEnergies expands its presence in the Orange basin with a new offshore exploration license

On March 6, 2024, TotalEnergies signed, together with its partner QatarEnergy, an agreement to acquire participating interests in Block 3B/4B, offshore South Africa, from Africa Oil South Africa, Azinam (a wholly owned subsidiary of Eco Atlantic Oil and Gas) and Ricocure.

Following completion of the transaction, TotalEnergies is expected to hold a 33% participating interest in Block 3B/4B and assume operatorship, while QatarEnergy is expected to hold a 24% interest.

The remaining interests are expected to be held by existing license holders, Africa Oil SA (17%), Ricocure (19.75%) and Azinam (6.25%). The transaction is subject to final approvals from relevant authorities.

Located within the prolific Orange basin, 200 km off the western coast of South Africa, Block 3B/4B covers an area of 17,581 km2. Block 3B/4B is adjacent to the DWOB license operated by TotalEnergies (50%) alongside QatarEnergy (30%) and Sezigyn (20%).

Bahrain: TotalEnergies and Bapco Energies join forces in petroleum products trading

On March 4, 2024, Patrick Pouyanné, Chairman and CEO of TotalEnergies, met in Bahrain with His Highness Shaikh Nasser bin Hamad Al Khalifa, His Majesty the King’s Representative for Humanitarian Works and Youth Affairs and Chairman of Bapco Energies- the integrated energy company leading the energy transition in the Kingdom of Bahrain – and Mark Thomas, Group CEO of Bapco Energies.

The meeting laid the foundations for cooperation between TotalEnergies and Bapco Energies, under which TotalEnergies will support Bapco Energies in optimizing its Sitra refinery, which is currently being upgraded, and in trading of its petroleum products. TotalEnergies is expected to bring its global oil and feedstock supply capacity, as well as its refining and trading expertise.

TotalEnergies joins forces with cristal union to produce biogas from sugar beet pulp

On February 29, 2024, TotalEnergies and French sugar group Cristal Union signed a fifteen-year agreement whereby the latter will supply TotalEnergies with sugar beet pulp as feedstock for its biomethane production unit BioNorrois, currently being built in Fontaine-le-Dun, in Normandy, and expected to be commissioned in late 2024.

The organic waste produced by Cristal Union’s sugar beet processing is expected to make up over half of the anaerobic digestion unit’s feedstock when it begins operations – the remainder being organic agri-food waste sourced by TotalEnergies from the unit’s local vicinity. During the first phase of the digester’s operations, biomethane production is expected to reach almost 100 GWh/year, eventually expanding to a maximum capacity of 153 GWh/year.

In the spirit of cooperation, value sharing and support for the local economy that has driven the project’s partners since its outset, the agreement provides for Cristal Union acquiring a 10% stake in the BioNorrois anaerobic digestion unit. This is one of the first such deals by a sugar manufacturer with the biogas industry in France and in Europe, and is aimed to be a key contributor to the group’s decarbonization strategy. The project also demonstrates a local, circular economy approach, as the anaerobic digestion unit is situated opposite the sugar factory. Furthermore, all the organic fertilizer, or digestate, produced in addition to biogas during the anaerobic digestion process is expected to be recovered by Cristal Union and the farming cooperative NatUp, which is expected to distribute it to their local members, thereby helping them achieve their transition to more local and sustainable methods of fertilization.

Singapore: TotalEnergies to supply Sembcorp with 0.8 Mtpa of LNG for 16 Years

On February 29, 2024, TotalEnergies signed a sale and purchase agreement (SPA) with Sembcorp Fuels, a wholly owned subsidiary of Singapore-based Sembcorp Industries. The deal entails the delivery of up to 0.8 million tons of liquefied natural gas (LNG) per annum (Mtpa) for a duration of sixteen years, commencing in 2027. The LNG will be sourced from TotalEnergies’ global portfolio. This new agreement adds to the companies’ current SPA, which runs until 2029.

By supplying this additional LNG supply to Singapore, TotalEnergies is contributing to the country’s energy security and to its decarbonization goals. This deal also reflects TotalEnergies’ commitment to supporting its customers in their transition to greater sustainability.

TotalEnergies unlocks the potential of generative artificial intelligence for its employees

On February 27, 2024, TotalEnergies became one of the first organizations to deploy Copilot for Microsoft 365, Microsoft's generative artificial intelligence (AI) assistant, for its employees. After making Bing Chat Enterprise, a secure AI chat solution based on internal data, available to employees in August 2023, the Company is pursuing its digital transformation.

In September 2023, TotalEnergies launched a test phase with 300 employees, with positive results. TotalEnergies therefore decided to deploy Copilot for Microsoft 365 for its employees to accelerate its operational transformation. As benefits: an improved operational efficiency and greater user comfort.

TotalEnergies will also provide its teams with Microsoft Power Platform licences, a "low code-no code " application development service enabling them to create, on their own, digital applications that turn their ideas into reality. Employees are thus expected to be able to design solutions connected to other TotalEnergies applications and databases, to solve their simple or complex day-to-day problems more quickly and efficiently.

At the same time, TotalEnergies is implementing a program to support and enhance the skills of its employees in order to help them use these new tools and get the most out of them. In 2024, every employee is expected to receive training dedicated to the use of these new IA tools.

TotalEnergies, the Automobile Club de l'Ouest and Le Mans Endurance Management extend their partnership to 2028

On February 22, 2024, partners since 2018, TotalEnergies, the Automobile Club de l’Ouest (ACO) and Le Mans Endurance Management renewed their partnership for five years up to 2028. As multi-energy partner, TotalEnergies is expected to support the ACO in its energy transition.

Under the terms of the partnership, TotalEnergies is expected to provide its energy transition expertise and guide the ACO through an energy audit of its infrastructure, installing charging stations for electric vehicles and photovoltaic panels on its buildings and car parks. TotalEnergies is also expected to pursue its long-term connection with endurance competitions by offering alternatives to fossil fuels, such as biofuels and hydrogen.

Like an open-air laboratory, the track plays a key role in innovation, because the extreme conditions of endurance competitions—long races and high mileage—drive the development of ever more efficient fuels that is expected one day to be available for motorists.

To meet these requirements, TotalEnergies has developed Excellium Racing 1001, a racing fuel produced from wine waste and residue (lees and grape pomace) that meets all the demands of automakers, motorists and the European Renewable Energy Directive (RED). It reduces CO2 emissions by at least 65%2 over its life cycle. Certified 100% sustainable, this fuel was introduced for the first time at the FIA World Endurance Championships (WEC) in March 2022, at the 1,000 Miles of Sebring race (USA), and was used for the entire starting grid. The FIA WEC and the European Le Mans Series have pioneered the use of this type of fuel for all competitors.

Airbus and TotalEnergies sign a strategic partnership in sustainable aviation fuels

On February 21, 2024, Airbus and TotalEnergies signed a strategic partnership to meet the challenges of aviation decarbonization with sustainable aviation fuels.

In line with the objective of achieving net carbon neutrality of aviation by 2050, this partnership aims to contribute to the reduction of the sector's CO2 emissions, in which SAFplays a key role. SAF supplied by TotalEnergies is aimed at reducing up to 90% CO2 emissions over lifecycle compared to their fossil fuel equivalent.

The partnership will cover two main areas:

▪             the supply by TotalEnergies of sustainable aviation fuels for more than half of Airbus’ needs in Europe.

▪             a research and innovation programme aimed at developing 100% sustainable fuels tailored to the design of current and future aircraft. The impact of the composition of sustainable aviation fuels on the reduction of CO2 emissions and non-CO2 effects, such as contrails, will also be studied.

Airbus and TotalEnergies confirm their common ambition to promote SAF technology and to strengthen their collaboration to decarbonize the aviation industry:

▪             TotalEnergies has been supplying the SAF used by Airbus for its aircraft deliveries in Toulouse since 2016.

▪             TotalEnergies also supplied the fuel for several first SAF flights with Airbus aircraft:

o             In May 2021, the 1st long-haul flight using French-produced SAF with an A350 between Paris and Montreal.

o             In November 2021, the first flight of a H225 helicopter, from the "Super Puma" family, using 100% SAF.

o             In March 2023, the first A321neo flight with 100% SAF.

Capital increase reserved for employees of TotalEnergies in 2024

1 Excellium Racing 100 is certified 100% sustainable as per the mass balance system applied by a voluntary certification organization approved by the European Union

2 In line with the methodology established by the European Renewable Energy Directive RED II (2018/2001), Excellium Racing 100 reduces greenhouse gas emissions by at least 65% compared with the fossil-based equivalent.

On February 16, 2024, in accordance with its policy in favor of employee shareholding, TotalEnergies SE implemented its annual capital increase reserved for employees and former employees of the Company. Through this operation, TotalEnergies intends to continue involving its employees in the Company’s growth. Employee shareholders, within the meaning of Article L. 225-102 of the French Commercial Code and article 11 paragraph 6 of the Articles of Association of TotalEnergies SE, held 7.4% of TotalEnergies SE’s share capital as of December 31, 2023.

The sixteenth resolution of the Shareholders’ Meeting held on May 26, 2023 granted the Board of Directors the authority to decide, within a maximum period of 26 months, to carry out one or more capital increases of ordinary shares without preferential subscription rights, not to exceed 1.5% of the share capital at the date of the Board meeting deciding on the operation and reserved to members of a savings plan pursuant to the provisions of Articles L. 225-129 et seq., L. 225-138 and L. 225-138-1 of the French Commercial Code and Articles L. 3332-1 to L. 3332-9 and L. 3332-18 to L. 3332-24 of the French Labor Code.

The Board of Directors, pursuant to the above-mentioned authorization, decided during its meeting on September 21, 2023, to carry out, in 2024, a new share capital increase reserved for employees and former employees of the Company pursuant to the following conditions:

' Maximum number of shares to be offered and total amount of the offer: 18 million shares with a nominal value of €2.50 each, representing a total nominal amount of €45 million, which is the equivalent of 0.72% of the share capital as of the date of the Board’s decision.

' Description of the newly issued shares: same category as existing TotalEnergies shares with immediate dividend rights. The rights attached to the newly issued shares are the same as the rights attached to the existing shares of the Corporation, and are described in the Articles of Association of TotalEnergies SE.

' Listing of the newly issued shares on Euronext: on the same line as existing TotalEnergies’ shares (ISIN code FR0000120271), from their issuance. American Depositary Receipts admitted to trading on the New York Stock Exchange may be issued in exchange for the new shares.

' Share subscription price: equal to price corresponding to the average of the closing prices of the TotalEnergies shares on Euronext over the 20 trading sessions preceding the date of the decision setting the opening date for the subscription period, reduced by a 30% discount, and rounded off to the highest tenth of a euro. The subscription price will be definitively fixed before the beginning of the subscription period.

' Indicative timeline (subject to the Chairman and CEO’s decision):

-              Determination of the subscription price: April 25, 2024;

-              Subscription period: from April 29, 2024 to May 14, 2024 (included).

Cyprus: TotalEnergies announces positive appraisal of the Cronos gas discovery in Block 6

On February 15, 2024, TotalEnergies announced the successful completion of the drilling and production test of the Cronos-2 appraisal well, in Block 6, offshore Cyprus. TotalEnergies holds a 50% interest in Block 6, alongside with Eni (50%, operator).

The Cronos-2 well confirmed the lateral extension of the Cronos-1 discovery drilled in August 2022.

Located at approximately 160 km southwest of the Cyprus coast, Cronos-2 encountered several carbonate reservoir intervals with a net reservoir thickness of 115 meters. The production test confirmed an excellent gas deliverability of the well.

Two additional discoveries, Calypso-1 and Zeus-1, were made on the same Block in 2018 and 2022 respectively.

In Cyprus, TotalEnergies is also present in offshore Block 11 (50%, operator), 7 (50%, operator), 2 (20%), 3 (30%), 8 (40%) and 9 (20%).

Indicative dates for 2024 and 2025 dividends

On February 6, 2024, the Board of Directors met, and recalled, subject to decisions by the Board of Directors and the Shareholders’ Meeting which will approve the 2024 financial statements, allocation of earnings and final dividends, the ex-dividend dates for 2024 and decided the payment dates related to the interim and the final dividends for 2024.

The Board of Directors also decided, subject to decisions by the Board of Directors and the Shareholders’ Meeting which will approve the 2025 financial statements, allocation of earnings and final dividends, the ex-dividend dates and payment dates of the interim and the final dividends for 2025.

2024 dividends
Type of coupon	Ex-dividend dates	Payment dates
First interim	September 25, 2024	October 1, 2024
Second interim	January 2, 2025	January 6, 2025
Third interim	March 26, 2025	April 1, 2025
Final	June 19, 2025	July 1, 2025

2025 dividends
Type of coupon	Ex-dividend dates	Payment dates
First interim	October 1, 2025	October 3, 2025
Second interim	January 2, 2026	January 6, 2026
Third interim	April 1, 2026	April 7, 2026
Final	July 1, 2026	July 3, 2026

The above indicative ex-dividend dates and payment dates relate to the TotalEnergies shares listed on the Euronext.

Nigeria: Production commences at the Akpo West field

On February 7, 2024, TotalEnergies and its partners announced the start of production from the Akpo West field on the PML2 license in Nigeria.

Located 135 kilometers off the coast, Akpo West is tied back to the existing Akpo Floating Production Storage and Offloading (FPSO) facility, which started-up in 2009 and produced 124,000 barrels of oil equivalent per day in 2023. By mid-2024, Akpo West is expected to add 14,000 barrels of condensate production per day, to be followed by up to 4 million cubic meters of gas per day by 2028.

The Akpo West development leverages the existing Akpo facilities to keep costs low and minimize greenhouse gas emissions. The project’s carbon intensity is expected to be below 5 kg CO2e/boe and contribute to reducing the average carbon intensity of TotalEnergies’ portfolio.

TotalEnergies is the operator of PML2 with a 24% interest, in partnership with CNOOC (45%), Sapetro (15%), Prime 130 (16%) and the Nigerian National Petroleum Company Ltd. as the concessionaire of the PSC.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the latest annual report on Form 20-F filed with the SEC.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.